Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fusion Properties Management Group, Inc. d/b/a Fusion Farms
267 San Francisco Street
Old San Juan, Puerto Rico 00901
https://www.fusionfarmspr.com/

Up to $106,640.00 in Common Stock at $430.00
Minimum Target Amount: $9,890.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fusion Properties Management Group, Inc. d/b/a Fusion Farms
Address: 267 San Francisco Street, Old San Juan, Puerto Rico 00901
State of Incorporation: CA
Date Incorporated: October 31, 2016

Terms:

Equity

Offering Minimum: $9,890.00 | 23 shares of Common Stock
Offering Maximum: $106,640.00 | 248 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $430.00
Minimum Investment Amount (per investor): $430.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Fusion Properties Management Group, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $430 / share, you will receive 11 Common Stock, meaning you'll own 11 shares for $4,300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Fusion Farms ("FF") combines elements of hydroponics, aquaculture and renewable energy in a fully contained and controlled environment. Sustainable Closed Environment Aquaponics ("CEA") provides a unique combination of technologies and agriculture for the production of a variety of food products, as well as fish, in a CEA facility. Extensive scientific research on closed-loop aquaponic ecosystems has paved the way for repeatable, scalable food production, which represents an innovative advance in the way food supplies will be grown in the future.

Competitors and Industry

1. Baru Fresh Invest - is hydroponic farming in Volcan Baru. Hydroponic farming allows crops to grow faster, all year round, using less water and minimal labor while eliminating crop failures. Volcan Baru, in the beautiful highlands of Panama, is the ideal location to install greenhouses and grow berries, which are in high local and global demand. 2. Lily Pad Farm in San Marcos, TX. Their farm sits on roughly two acres of land, surrounded by cattle ranches, out in the beautiful countryside. Their farm consists of three greenhouses that contain commercial aquaponic production systems, which are modeled after the University of the Virgin Island's (UVI) system. 3. Green AG Inc. dba Green Organic Farms. Green AG, Inc was developed to create indoor, climate controlled organic farms using vertical growing and drip irrigation water technology. There are over 4 years of history in the technology. The Green AG technology employs vertical density, climate control and where necessary, harvested water from the atmosphere and energy developed from waste, solar or gas. We think Green AG has less operating costs than other forms of farming and produces a far more consistent, better tasting and lower cost to produce organic, non tree crop than any other method in existence.

Current Stage and Roadmap

The Plan: We have defined in detail the elements and specifications in a new Integrated Agro model gleaned from research and existing CEA facilities around the globe. FF has created detailed plans and specifications, including component details, definition and quantities of fish, plant and other species integral to the indoor model. In addition to creating a sustainable model for agriculture and attendant revenue streams derived from commercial farming of plants and animals, CEA models also have potential for derivative herb and health supplements as well as medicinal products that are natural and non-toxic. The Technology: The FF model is intended to create an efficient design based on the current elements, adding advanced technology through engineering rigor that will enhance performance and scalability. Sensory and software components that automate the management and daily operation of the system will be included in this design. Data capture will play a vital role in the success of the model and FF will incorporate the most innovative technologies available within the budget allowed. The Model: Based on the scale of the model and specs, the plan will include both indoor and outdoor facility use, including but not limited to: • Water use and conservation: Irrigation, flow design, rain water harvesting • Vertical and horizontal grow designs • Fish farming tank with observation window • Test beds for introducing new fruit and vegetable production. • Renewable energy use: solar and wind (grid-tie and off grid with battery storage) • Technology and automation • Community room: field trips, observation, research, events, tours, etc. The system will be built onsite in Puerto Rico. These plans include creating a state of the art sustainable agriculture facility, which can be used to educate and instruct participants (onsite and virtual instruction) in the principles of sustainable agriculture as embodied in the model. This will assist in propagation of the model and attract those interested in sustainable agriculture who may have new and additional thoughts and ideas that can be integrated into model design, creating dynamic sustainable knowledge and IP. This creates an additional revenue model for subscribers to benefit from updates on innovations and improvements. System Design Consultants: Fusion Farms has engaged Dennis McClung and his team at Garden Pool to design the system according to the specifications required to succeed in Puerto Rico. Garden Pool is a federally recognized 501©3 international public charity dedicated to research and education of sustainable ways to grow food. Their mission is to develop better ways to grow food and help others do the same. Their operations are based in Mesa, Arizona; their work is global. Dennis McClung is the founder, a designer, and a teacher at Garden Pool. Dennis invented the Garden Pool, wrote the book, developed and manages our web presence. Dennis has also designed several other Garden Pool systems, including the Fantasy Farm, and created many unique GP innovations, such as the 5 Gallon UV Sterilization Bucket. Dennis is the project manager of volunteer builds and is the course instructor for the GP Certified Designers. Dennis believes that sustainable food production helps improve entire communities. Dennis, a full-time volunteer, is the primary researcher and serves as the President and CEO of Garden Pool.

The Team

Officers and Directors

Name: Kendell Lang

Kendell Lang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman and CEO
  Dates of Service: October 30, 2016 - Present
  Responsibilities: Overall financial and operational responsibility

Other business experience in the past three years:

- **Employer:** Fusion Holdings International
  Title: Chairman
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Chairman of the Board, oversight of management operations

Name: Lisa Jander

Lisa Jander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Director and Co-Founder

Dates of Service: October 30, 2016 - Present
Responsibilities: Strategic Relationships, Hiring, Project Management, Construction oversight, overall production responsibility

Other business experience in the past three years:

- **Employer:** Self-Employed
  Title: Author
  Dates of Service: January 06, 2007 - January 06, 2017
  Responsibilities: Lisa wrote the book titled "Dater's Ed: The Driver's Ed Model for Dating"

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational Fusion Farms or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. Therefore you must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Fusion Farms was formed on October 30, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results

as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fusion Farms has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Fusion Farms is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse

to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kendell Lang	9,400	Common stock	94.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 248 of Common Stock.

Common Stock

The amount of security authorized is 20,000 with a total of 10,000 outstanding.

Voting Rights

one share one vote

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
We can operate the business for one (1) year without revenue.

Foreseeable major expenses based on projections:
Facility construction costs and equipment will be the major expenses.

Future operational challenges:
Maintaining a disease-free ecosystem to ensure healthy fish and crop harvests.

Future challenges related to capital resources:
The results of our first year harvests and associated income will determine the financial viability of our enterprise and future funding will be completely dependent on those first year results.

Future milestones and events:
Have the right selection of produce, selling that produce the right price and having an operational structure that proves our model to be economically viable will determine our ultimate success.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
10,000 in cash from the founders

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds are critical to the operation of our company. We are working on grants from the USDA for both the REAP program and the VAN program, so additional capital is possible from those programs for which Fusion Farms is qualified and going through the application process. Fusion Farms is also qualified and applying for incentives available through the Puerto Rico Industrial Development Company for Federal Grants associated with Urban Renewal for our Solar project which qualifies us for up to $250,000 in grant funding. We also qualify for Federal Funding to reimburse us for up to 75% of the costs of training new employees, so that will be a reimbursement after costs incurred.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The Company requires the campaign funds in order to be viable as an entity. Although we have qualified for grants and loan guarantees from the USDA, all of these programs are reimbursement-based programs where the money must be spent in advance and then reimbursed once evidence of payment and invoices are submitted. The USDA is providing us with a loan guarantee and is currently working with our commercial bank, Oriental Bank, who is reviewing our application for a $500,000 Ag Producer Loan.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
We will be able to operate for one (1) month if we receive the minimum funding. The expense estimate is based upon our CPA and Lawyer reviewed financial projections

which are available for review.

How long will you be able to operate the company if you raise your maximum funding goal?
We will be able to operate for one (1) year if we receive the maximum funding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We have the ability to apply for SARE grants once we have completed initial operations. We also have the option to take participate in a REG A+ Offering once we are through our initial harvest.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,300,000.00

Valuation Details: Based on CPA valuation of projected cash flows. We are projecting gross annual income of $10,199,955. We are projecting operating costs of $4,081,978 leaving us with an estimated annual net income of $6,111,976. Valuation of agricultural operations range from 6 to 12 times annual profit, so the valuation after year 1 is between $36,670,000 and $73,340,000. Looking at this another way, $6,111,976 in net income shows a 16% return on a projected value of $36,670,000.

Use of Proceeds

If we raise the Target Offering Amount of $9,890.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  94.0%
  • Materials List for aquaponics • Materials Ordered for aquaponics • Select Site • Close on Site • Order materials for construction of aquaponics enclosed space

If we raise the over allotment amount of $106,640.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  94.0%
  • Clean and Prep Site for Install • Insulate, build walls, build storage • Test mechanicals • Repair roof • Secure building • Design and launch website 5-8 Month • Materials Delivered for Aquaponics system • Dennis McCLung comes with team to build, train, launch aquaponics • Stock fish • Plant seedlings • Hire staff 3-4 people

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than February 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fusionfarmspr.com/ (https://www.fusionfarmspr.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/fusionfarms

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fusion
Properties Management Group, Inc. d/b/a Fusion Farms

[See attached]

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS

FINANCIAL STATEMENTS

FOR THE YEARS ENDING ON
DECEMBER 31, 2016 AND 2017

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
FINANCIAL STATEMENTS
FOR THE YEARS ENDING ON
DECEMBER 31, 2016 AND 2017

Table of Content

CEO'S REPORT

Board of Directors of
FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
PO Box 103
Rincon, PR 00677

I, Kendell R. Lang, the Chief Executive Officer of Fusion Properties Management Group, Inc., d/b/a Fusion Farms, hereby certify that the financial statements of Fusion Properties Management Group, Inc. and notes thereto for the periods ending December 31, 2016 (first Fiscal Year End of Review) and December 31, 2017 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Fusion Properties Management Group, Inc., has not yet filed its federal tax return for 2016/2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5th day of December, 2018.

Kendell R. Lang ________________ (Signature)

Chief Executive Officer ________________ (Title)

December 5, 2018 ________________ (Date)

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Balance Sheet
December 31, 2016 and 2017

	2016	2017
Assets		
Current Assets:		
Cash and equivalents	$ 0	$ 0
Inventory	0	0
Total current assets	0	0
Others Assets:		
Machinery and equipment	0	0
Vehicle	0	0
Property improvements & betterments	0	0
Investments	0	0
Accumulated depreciation	0	0
Deposits	0	0
Total others assets	0	0
Total Assets	$ 0	$ 0
Liabilities and Capital		
Current Liabilities		
Accounts payable	$ 0	$ 0
Payroll and sales taxes payable	0	0
Provision for income tax	0	0
Loan payable - current portion	0	0
Total current liabilities	0	0
Non Current Liabilities		
Loan payable - non current portion	0	0
Total Liabilities	0	0
Capital		
Common stocks	0	0
Retained Earnings	0	0
Total Capital	0	0
Total Liabilities and Capital	$ 0	$ 0

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Statement of Income and Retained Earnings
For the years ending on December 31, 2016 and 2017

	2016	2017
Revenues		
Sales	$ 0	$ 0
Cost of goods sold	0	0
Gross profit	0	0
Operating Expenses		
Salaries and fringe benefits	$ 0	$ 0
Professional services	0	0
Rent	0	0
Leases and rentals	0	0
Repair and maintenance	0	0
Electric expenses	0	0
Gas expenses	0	0
Water expenses	0	0
Phone and communications expenses	0	0
Advertising	0	0
Supplies and materials	0	0
Meals and entertainment	0	0
Vehicles expenses	0	0
Bank charges	0	0
Suscriptions and memberships	0	0
Insurance	0	0
Sales and distribution	0	0
Other tax and licenses	0	0
Property tax	0	0
Office expenses	0	0
Depreciation	0	0
Miscellaneous expenses	0	0
Total operating expenses	0	0
Net income from operations	0	0
Others Income and (Expenses)		
Interest expenses	0	0
Net income before taxes	0	0
Income tax	(0)	(0)
Net income	0	0
Retained earnings, Beginning of the period	0	0
Dividends or distributions	(0)	(0)
Retained earnings, Ending of the period	$ 0	$ 0

FUSION PROPERTIES MANAGEMENT GROUP, INC.
Cash Flows
For the years ending on
December 31, 2016 and 2017

	2016	2017
Cash Flow of Operating Activities		
Net income	$ 0	$ 0
Depreciation	0	0
Adjustment to reconcile net income with cash obtained from operating activities		
Changes in operating assets and liabilities		
(Increase) decrease in:		
Inventory	0	0
Decrease (Increase) in:		
Accounts payable and accumulated expenses	0	0
Net cash used from operational activities	0	0
Cash Flow from Investment Activities		
Disbursements purchase of equipment, furniture and improvements	(0)	(0)
Investments	(0)	(0)
Deposits	(0)	0
Net cash used in investment activities	(0)	(0)
Cash Flow of Financial Activities		
Proceeds from common stock	0	0
Proceeds from loan	0	0
Funds used in note payable	(0)	(0)
Distributions or dividends paid	(0)	(0)
Net cash obtained in financial activities	(0)	(0)
Net Increase in Cash	0	0
Cash:		
At the beginning of the period	0	0
At the end of the period	$ 0	$ 0
Supplementary disclosure of cash flow information:		
Interest paid	$ 0	$ 0

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS

STATEMENT OF STOCKHOLDER EQUITY
FOR THE YEARS ENDING ON
December 31, 2016 AND 2017

	Common stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	10,000	1	-	-	1
Contributed capital	-	-	-	-	-
Net income (loss)	-	-	-	-	-
December 31, 2016	10,000	$ 1	$ -	$ -	$ 1
Net income (loss)	-	-	-	-	-
December 31, 2017	-	$ -	$ -	$ -	$ -

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDING ON
December 31, 2016 AND 2017

_____

NOTE 1 - NATURE OF OPERATIONS

FUSION PROPERTIES MANAGEMENT GROUP, INC. was formed on December 31, 2016 ("Inception") in the unincorporated United States territory of Puerto Rico.   The financial statements of FUSION PROPERTIES MANAGEMENT GROUP, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mayaguez, Puerto Rico.

Nature of the Business
FUSION PROPERTIES MANAGEMENT GROUP, INC. is start-up for-profit corporation organized under the laws of the Commonwealth of Puerto Rico.

The corporation is established for the administration and operation of comprehensive farming ecosystem using both indoor and outdoor resources, as well as a variety of synergistic fish and plant components.

As a start-up, there is no operating history and no history of income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a   liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly   transaction between market participants as of the measurement date. Applicable accounting guidance   provides an established hierarchy for inputs used in measuring fair value that maximizes the use of   observable inputs and minimizes the use of unobservable inputs by requiring that the most observable   inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of various agricultural products grown in the indoor vertical farm currently in design when (a) persuasive evidence that an agreement with a qualified distributor exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The corporation intends to use a tax rate corresponding to for-profit corporations under the Internal Revenue Code of Puerto Rico. Specifically, the corporation intends to use an assumption of a 4% tax rate assuming the obtainment of an Act 20 and Act 22 decree.

The Company is subject to tax in Puerto Rico, an unincorporated territory of the United States ("U.S.") which has entered into certain tax treaties with the U.S. The Company is not subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in Puerto Rico which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 - DEBT

The Company maintains no inventory, PP&E, Accrued Liabilities, and holds no Debt.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 - STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000 shares of our common stock with no par value. As of December 31, 2017, the company has currently issued 10,000 shares of our common stock.

NOTE 6 - RELATED PARTY TRANSACTIONS

THE COMPANY HAS NO RELATED PARTY TRANSACTIONS.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through November 29, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Fusion Farms is pending **StartEngine Approval.**



▶ PLAY VIDEO

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Investors

$0.00
Raised of $9.89K - $107K goal

Fusion Farms

Fusion Farms is a CEA
Aquaponic Farm



🔵 Small OPO   🏠 Old San Juan, PR
🏷 Agriculture
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Fusion Farms in Puerto Rico is a new startup that combines hurricane-protected, indoor, high-tech aquaculture and vertical hydroponic farming in Controlled Environment Aquaponic ("CEA") Facilities

Invest in Fusion Farms

Post-Hurricane Maria, Puerto Rico imports 95% of its fresh produce. With 30 inches of rain in some areas and wind gusts up to 175 mph, Maria devastated Puerto Rico's struggling agriculture. It is clear, Puerto Rico needs a new sustainable agricultural model to feed a population of over 3 million people.







Fusion Farms creates a solution for the island of Puerto Rico and for its communities that face environmental, climate and economic challenges using modern farming in an off-grid, sustainable Closed Environment Aquaponics ("CEA") facility using vertical farming systems that use 1/10th of the water compared to traditional farming techniques.

CJR LAW & ACCOUNTING SERVICES

CYNTHIA J. RIJO SÁNCHEZ
ABOGADA · NOTARIO · CONTADOR PÚBLICO AUTORIZADO

Casos Civiles · Affidavits · Notaria
Planillas · Estados Financieros · Nómina · Contabilidad

Lunes a Viernes 9:00 AM - 5:00 PM · TEL/FAX (787) 652-3300
600 SUR, CALLE RAMON E. BETANCES, MAYAGUEZ, PR 00680

Fusion Farms ("FF") combines elements of hydroponics, aquaculture and renewable energy in a fully contained and controlled environment. Sustainable Closed Environment Aquaponics ("CEA") provides a unique combination of technologies and agriculture for the production of a variety of food products, as well as fish, in a CEA facility. Extensive scientific research on closed-loop aquaponic ecosystems has paved the way for repeatable, scalable food production, which represents an innovative advance in the way food supplies will be grown in the future.





Fusion Farms has submitted an application to the Puerto Rico Industrial Development Corporation ("PRIDCO") which was approved on September 26, 2018. The application is to lease 11,500 square feet of a fully concrete, hurricane-protected industrial warehouse space to be converted to an off-grid Controlled Environment Aquaponics facility in Mayaguez, Puerto Rico.

We have retained Dennis McClung of Garden Pool who has prepared the Feasibility Study and we have developed our Design & Facility Layout, our Crop List, our Yield Projections, our Pricing Model, our Distribution Model, our Staffing Plan, our Construction Project Plan, and we are prepared to commence our detailed Materials List and Sourcing Plan to complete our Timeline.

We have drafted our initial 3D Design for the property, so please see the video to the right which provides a visual rendering of the proposed construction and layout.

Please make sure to read our financial projections which have been reviewed and signed by Lcda. Cynthia J. Rijo Sánchez, CPA who is both an attorney and a CPA.

The Offering

Investment

$430/share of Common Stock | When you invest you are betting the company's future value will exceed $4.4M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the Offering Summary below.

Our solution is the "fusion" of hydroponic growing of agricultural products combined with aquaculture of Tilapia based on the implementation of a comprehensive eco-system consisting of a self-sustaining, renewable, organic Controlled Environment Aquaponics ("CEA")

- Lisa Jander
Co-Founder

How far we have come...

As a startup, we have completed our market research, conducted a Feasibility Study, prepared our Business Plan, identified our initial property, negotiated our initial lease, designed the renovation of our initial property, negotiated strategic partnerships in support of our Business Plan, hired consultants to provide cost estimates for all aspects of the renovation, and retained our CPA to review and sign-off on our financial projections. We are now ready to accept investment funding that will allow all this planning to be put into action.

Currently, there are over 10 million square feet of vacant concrete warehouses throughout the island of Puerto Rico. Fusion Farms submitted an application which was approved by the Puerto Rico Industrial Development Company ("PRIDCO") on September 26, 2018, to lease an 11,500 sq ft vacant building within Mayaguez, PR.

Dennis McClung, CEO and Founder of NGO Garden Pool has designed a system specific to the feasibility studies, energy needs and food production requirements for what is projected as to be a sustainable and profitable project. The plan includes the use of tilapia, floating rafts, verticle grow towers, rainwater collection, solar, bio-methanation and advanced technology controls.

EXECUTIVE SUMMARY

Fusion Farms, Inc.
creates solutions for an island that faces environmental, climate and economic challenges using off-grid, sustainable, Closed Environment Aquaponics ("CEA")

Fusion Farms - provides a unique combination of systems and technologies for the production of a variety of food products in Controlled Environment Aquaponic (CEA) facilities. Extensive scientific research on closed-loop aquaponic ecosystems has paved the way for repeatable, scalable food production, which represents an innovative advance in the way food supplies will be grown in the future.

FUSION FARMS

FUSION FARMS

HURRICANE PROTECTED, CLOSED ENVIRONMENT AQUAPONICS ("CEA") TO FEED PUERTO RICO

We have the enthusiastic support of the University of Puerto Rico - Mayaguez and we are pleased that Dr. Rene Esteves and Dr. Luis Mejia are on our advisory board and they are integrating internships for their students from their Department of Agriculture.



Special Building	Vacante	11497.4	Industrial Li
Typical Building	Vacante	11461.1	Industrial Li
Typical Building	Vacante	5614.34	Industrial Li
Special Building	Vacante	24309.1	Industrial Li
Typical Building	Vacante	11340.5	Industrial Li
Typical Building	Vacante	16778.2	Industrial Li
Typical Building	Vacante	12142.5	Industrial Li
Typical Building	Vacante	15918.3	Industrial Li
Typical Building	Vacante	17809.9	Industrial Li





Our Model - the Fusion of:

- Hurricane-protected
- Off-grid
- Non-GMO
- Pesticide-free
- Rainwater collection
- Solar Power Microgrid
- Scalable, Sustainable
- Educational Foundation
- Community Access
- Farm-to-table produce
- Job Creation
- Internships

What is a Fusion Farm? Our solution is the "fusion" of hydroponic growing of agricultural products based around the implementation of a comprehensive eco-system consisting of a self-sustaining, renewable, organic Controlled Environment Aquaponics ("CEA") model that has the following characteristics:

1. A design in which all elements are preserved – "re-use everything"
2. A design that uses clean waste-to-energy for sustainable primary power/energy requirements
3. A design that we believe is repeatable, scalable and capable of implementing automation for

commercialization of the model

4. A design that uses green advanced construction materials for use in a wide range of regions and environments.

5. A model/prototype to be used as a foundation for an international educational institution to inform and educate in physical and online distance learning solutions.

We are at the forefront of developing and implementing an incredibly advanced, sustainable method of producing seafood combined with a method of growing plants without soil, using mineral nutrient solutions in a water solvent. Here are some key differentiators for our model:

Our Business is Sustainable Aquaponics





AquaPonics

Hydroponics

A method of growing non-GMO plants naturally without soil, using mineral-rich nutrient solutions in a water solvent medium.

Aquaculture

Outdoor fish farming to implement the most advanced, sustainable methods of growing, producing and harvesting seafood.



UNIQUE COMBINATION = AQUAPONICS

It all started with an IDEA...

Fusion Farms goals:

1. Create a vertical FARM inside a Hurricane-protected, concrete vacant building



oquaponic nitrogen cycle

Primary Objectives

Sustainable Closed-Loop Ecosystem Food Manufacturing

Closed Environment Agriculture is environmentally friendly

RECYCLING WASTES INTO RESOURCES

BENEFITS OF A

2. Bring people and communities together in a shared educational space
3. Repurpose unused real estate
4. Create a viable example of Urban Agriculture
5. Create a "nothing is wasted" approach
6. Create lower energy solutions to manufacture, transport, and maintain sustainable food supplies; all with a smaller carbon footprint
7. Create as many Outputs as possible from minimal Inputs
8. Produce alternative non-GMO plant food sources rich in nutrients
9. Harvest farmed fish to provide a live, natural protein source
10. Utilize all natural techniques to balance the ecosystem without pesticides or chemicals
11. Reconnect people with growing food; excite, inspire and engage!


COMBINING TECHNOLOGIES
CREATE WATER RECIRCULATION SYSTEMS
CREATING ECOSYSTEMS
PROMOTING BIODIVERSITY
PRODUCING ORGANIC FOOD SUSTAINABLY
AQUAPONICS
FUSION FARMS


INPUTS
PRODUCING FOOD
OUTPUTS
Aquaculture
ENERGY
PRODUCING FOOD
FUSION FARMS

Objective:

Build a Hurricane-protected indoor vertical farm in a Controlled Environment Aquaponics sustainable agriculture model that:

- Preserves and re-uses elements to minimize waste
- Uses clean waste-to-energy for sustainable primary power/energy requirements
- Captures solar/wind/other sources as secondary power supply
- Implements semi-automation for repeatable and scalable for commercialization model
- Normalizes a tropical climate for successful indoor aquaponics using green materials
- Provides research to educate others through a physical and distance learning model
- Benefits the community it serves
- Create an effective online presence to invite participation in the project
- Collaborate with the University of Puerto Rico - Mayaguez, Department of Agriculture
- Work with the FSA Extension Agent to maximize visibility and opportunities
- Obtain grants, donations and funding to complete the system build and launch for successful and profitable harvest as a model for all.

How Our Solution is Different From the Rest

How Our Solution is Different From the Rest

Why Puerto Rico?

Puerto Rico is currently (post-Hurricane Maria) importing between 90 and 95% of its produce. Traditional farming has become a challenge on the island due to the climate, hurricanes, poor soil quality and economic crisis.

Here are the main problems for which we have created this solution:

- 90% or more of the food consumed on the island of Puerto Rico is shipped in, traveling a minimum of 1,500 miles for weeks at a time.+
- 48% of the population live below the federally defined poverty line.*
- 27% of Puerto Ricans are on some form of government subsidies.*
- Puerto Rico Industrial Development Corporation (PRIDCO) has 10's of millions of square feet of empty buildings, abandoned in the ongoing economic downturn.
- Ongoing economic crisis, no new jobs, intellectual flight from the island, 39% labor participation rate.**
- Ongoing energy crisis, power company holds a monopoly and is full of corruption.
- 80% of farms were destroyed by Hurricane Maria, just one of two devastating hurricanes where recovery still continues.
- Local farming has all but disappeared because of large colonial plantations which focused on mono-crop farming.

+Source: http://www.eoi.es/blogs/imsd/debt-and-dependency-the-case-of-puerto-rico/
*Source: https://datausa.io/profile/geo/puerto-rico/
**Source: https://www.economist.com/united-states/2006/05/25/trouble-on-welfare-island









We believe indoor aquaponics is disruptive and forward thinking and will create new opportunities for Puerto Ricans to learn a different farming model that minimizes the impact of external conditions in order to grow the fresh produce the island needs.

If Puerto Rico were able to replace 90% of its agricultural imports with locally grown produce, it would represent about $3.15 billion that would stay in the island's economy and around 85,000 new jobs in the agricultural sector.

Source:

Source:

https://puertoriconewcomer.wordpress.com/2014/08/21/can-puerto-rico-revive-agriculture-food-security-growing-local-food/

By using the Fusion Farms model as a test facility to prove out an effective model, community members will benefit from the transparency of trial and error leading to success. Feasibility, cost containment, use of natural resources, data capture, research, and profitability will all be vital to a thriving program.

FUTURE POTENTIAL...









Fish Hatchery

Creating our own fish stock...

Fish & Shrimp

Symbiotic relationships...

Other Farm Animals

Aquaponics can support farm animals as well...

Related Products

Vermiculture, hatchlings...

Our Market and Industry

Aquaponics is about creating more from less

- Aquaponic systems use 10% of the water used by traditional farming
- With living roots, produce lasts longer, reducing waste
- Farmed fish are more easily regulated for health and quality control
- More nutrients without using chemicals
- 6-8 times more production per acre using less man power
- Climate control promotes bio-security and minimizes pest destruction
- Non-GMO seeds create healthier food options
- Ability to utilize natural resources such as solar, wind and rain harvesting



SUSTAINABLE AQUAPONIC ECOSYSTEMS

The Plan:

The plan is to define in detail the elements and specifications in a new Integrated Agro model gleaned from research and existing CEA facilities around the globe.

FF will create detailed plans and specifications, including component details, definition and quantities of fish, plant and other species integral to the indoor model.

In addition to creating a sustainable model for agriculture and attendant revenue streams derived from commercial farming of plants and animals, CEA models also have the potential for derivative herb and health supplements as well as medicinal products that are natural and non-toxic.

The Technology:

The FF model is intended to create an efficient design based on the current elements, adding advanced technology through engineering rigor that will enhance performance and scalability.

Sensory and software components that automate the management and daily operation of the system will be included in this design. Data capture will play a vital role in the success of the model and FF will incorporate the most innovative technologies available within the budget allowed.



The Model:

Based on the scale of the model and specs, the plan will include both indoor and outdoor facility use, including but not limited to:



- Water use and conservation: Irrigation, flow design, rain water harvesting
- Vertical and horizontal grow designs
- Fish farming tank with observation window
- Test beds for introducing new fruit and vegetable production.
- Renewable energy use: solar and wind (grid-tie and off grid with battery storage)
- Technology and automation
- Community room: field trips, observation, research, events, tours, etc.

The system will be built onsite in Puerto Rico. These plans include creating a state of the art sustainable agriculture facility, which can be used to educate and instruct participants (onsite and virtual instruction) in the principles of sustainable agriculture as embodied in the model.



This will assist in propagation of the model and attract those interested in sustainable agriculture who may have new and additional thoughts and ideas that can be integrated into model design, creating dynamic sustainable knowledge and IP. This creates an additional revenue model for subscribers to benefit from updates on innovations and improvements.

What Makes Our Team Special











Caribe Fisheries Inc.

ORO

STRATEGIC PARTNERS

University of Puerto Rico, Mayaguez:

Fusion Farms has partnered with Dr. Rene Estevez and his colleague, Professor Luis R. Mejia-Maymi at the University of Puerto Rico Mayaguez to assist with the design and operation of the Aquaponic system. Professor Mejia-Maymi has also brought in Dr. Luis Perez Alegria who is the head of the Department of Agricultural and Biosystems Engineering. Dr. Alegria is a specialist in anaerobic digesters for energy production.

System Design Consultants:

Fusion Farms has engaged Dennis McClung and his team at Garden Pool to design the system according to the specifications required to succeed in Puerto Rico. Garden Pool is a federally recognized 501©3 international public charity dedicated to research and education of sustainable ways to grow food. Their mission is to develop better ways to grow food and help others do the same. Their operations are based in Mesa, Arizona; their work is global. Dennis McClung is the founder, a designer, and a teacher at Garden Pool. Dennis invented the Garden Pool, wrote the book, developed and manages our web presence. Dennis has also designed several other Garden Pool systems, including the Fantasy Farm, and created many unique GP innovations, such as the 5 Gallon UV Sterilization Bucket. Dennis is the project manager of volunteer builds and is the course instructor for the GP Certified Designers. Dennis believes that sustainable food production helps improve entire communities. Dennis, a full-time volunteer, is the primary researcher and serves as the President and CEO of Garden Pool.

Aquaponic Design Consultants:

Fusion Farms has been working with Dr. Mike McGee of Caribe Fisheries, Inc. to design the fish component of the system. Fusion Farms will be working with Caribe Fisheries to supply the hatchlings and original Tilapia stock for our CEA.

Dr. McGee owns and operates Caribe Fisheries Inc. a tropical aquaculture farm in Lajas, PR. He is involved in all









phases of aquaculture and particularly those which may be important to improving productivity and quality of life in PR. Most recently he introduced a new aquaculture species to this hemisphere, the Basa catfish. Puerto Rico is currently the only nation in the western hemisphere to culture this food fish. Exports from Vietnam to other countries of the world are over $1,000,000,000 a year and there is good potential in all tropical regions of the western hemisphere to culture this valuable species(1). He also offers training and workshops related to aquaculture. He is working with Fusion Farms and other institutions to increase awareness of aquaculture in PR.

(1) Source: https://www.cienciapr.org/en/user/caribefish

Dr. Michael V. McGee has extensive experience and training in the areas of aquaculture, aquatic ecology, water chemistry and fisheries science. For the past 18 years he has successfully developed and operated his own aquaculture-agriculture business Caribe Fisheries Inc, located in the Lajas Valley. Caribe Fisheries produces ornamental and food fish species, freshwater shrimp, aquatic plants, vegetables and herbs for sale in Puerto Rico.

Operational Farm Design Consultant:

Fusion Farms has been working with Jorge Casas to focus on the day-to-day operations of the CEA Farm. On a hillside near Caguas, about 20 miles south of San Juan's old town, brothers Pedro and Jorge Casas worked in two giant greenhouses, tending crops of organic mint, chives, rosemary and basil. The farm, Agroponicos Cosecha de PR, was remodeled in 2016, in part through a $280,000 loan from the Farm Service Agency of USDA.

Jorge and Pedro were successfully operating one of the largest CEA Greenhouse facilities in PR until it was destroyed by Hurricane Maria.

Jorge understands what it takes to operate an aquaponics farm and will be helping us recruit interns and new hires and make sure they are trained.

The entrepreneur brothers set up an expanding distribution network, to serve themselves and dozens of other farmers around the island and to help drive the food revolution. With the farming, boom come more farm laborer's, drivers and retail workers, and urban produce markets are opening up across Puerto Rico. One such, O-Mrkt in the San Juan suburbs, opened in April 2016 with the

Casas brothers as partners.

"We need to grow food," said Pedro Casas. "It doesn't matter how but we need to grow it. If we don't teach our kids these things you don't turn that spark on. Education about agriculture was and still is very low on the island, we need to get into the schools."

Tropical Fruit Farm Design Consultant:

Fusion Farms has been working with Sadhu Govardhan, founder of Goverdhan Gardens to focus on the unique challenges of growing tropical fruits native to tropical ecosystems in and around a CEA facility. Sadhu Govardhan is an independent thinker, eco-organic farmer, tropical rare fruit connoisseur and researcher. Sadhu will provide inputs into crop selection for maximum diversification.

Why Sustainable Aquaponics Ecosystems

Fusion Farms has brought together the above group of diverse skills, experience and capabilities to make sure we do everything possible to "Create More From Less".

The Agricultural Products



We believe Fusion CEA farming allows crops to grow faster, all year round, using less water and minimal labor while eliminating crop failures. Fusion Farms, in the beautiful Mayaguez district of Western Puerto Rico, is the ideal location to use an existing PRIDCO facility and grow heirloom tomatoes and leafy green vegetables, which are in high local and organic demand.



You now have the opportunity to own a share from a CEA facility growing these agricultural products. This is a complete turnkey, hands off investment opportunity: you invest in the CEA operations but we handle the installation, planting and harvesting. Our farm management team then capitalizes on the maximum sales in the local marketplace through Farmer's Markets, Direct to Consumer and through local Chefs and Restaurants.

Below is a list of priority agricultural products, which are firmly positioned for initial grow year:
Ag Product #1 – Basil
Ag Product #2 – Butter Lettuce
Ag Product #3 – Moringa
Ag Product #4 – Microgreens

Ag Product #5 – Mint

Invest in Our Company Today!

UNDERSTANDING THE OPPORTUNITY

We believe it's possible to make high returns per square foot with a variety of crops. Please see our CPA reviewed and signed financial projections to understand our financial model. More importantly, the food produced will be fresh, natural, nutritious and grown locally.

Feasibility studies will determine the best crop for the island as well as the system. Many factors will influence the system design as well as the food production outputs. Faster growing times with year-round production will greatly enhance the ability to deliver wholesome foods to the communities in Puerto Rico including restaurants, grocery stores, farmers markets, and other retail distribution.



THE IDEA
It all started with an IDEA.
Fusion Farms would:
➢ Create a FARM in a building
➢ Bring people and communities together
➢ Regenerate unused real estate
➢ Create viable examples of Urban Agriculture
➢ Create a "nothing is wasted" approach
➢ Create lower energy solutions to manufacture, transport, and maintain sustainable food supplies; all with a smaller carbon footprint
➢ Create as many Outputs as possible from minimal inputs
➢ Produce alternative plant food sources rich in proteins and other powerful elements
➢ Connect food sources with nutraceutical alternatives for homeopathic and herbal medicines
➢ Reconnect people with growing food; excite, inspire and engage!
FUSION FARMS

We don't measure our day by the harvest we reap but by the seeds of hope that we plant.



INVEST



Opportunity Zones Fact Sheet
Temporary Deferral
Step-Up In Basis
Permanent Exclusion



Hurricane Maria Hits Puerto Rico

If you have generated a substantial capital gain from your investments in 2018 – **congratulations!**

However, you may also be dreading the huge tax bill that's coming your way.

The good news is that the introduction of **Opportunity Zones by the Tax Cuts and Jobs Act in December 2017** can provide you with the an investment vehicle to defer capital gain tax while using the funds from such gain to invest in opportunities like Fusion Farms.

As noted on the Grant Thornton April 18, 2018 Tax Alert, Puerto Rico was designated as a Qualified Opportunity Zone under the U.S. Tax Cuts and Job Act of 2017 (the "Act"). By providing for short- and long-term capital gains tax deferral and the potential for significant step-up in basis, the Act aims to spur long-term investments in low-income urban and rural communities throughout the U.S. and Puerto Rico by investing in a qualified opportunity fund.

Learn More About Our Qualified Opportunity Zone



Exploratory Trip to Puerto Rico

This was our first trip to search for potential buildings and when we had initial meetings with PRIDCO.

Application Submitted to PRIDCO

After finalizing the top possible buildings, we selected Mayaguez and submitted our application.

Engaged Garden Pool

We commenced Phase I and the Feasibility Study to be done by Dennis McClung and his team from Garden Pool

Estimated Construction Start

We hope to have our fundraising complete, our design finalized, the materials list complete, the acquisition and delivery of all materials onsite and construction started!

Hurricane Maria is regarded as being the worst natural disaster on record to affect Puerto Rico and caused 80% of the farms in Puerto Rico to be destroyed.

June 2017

September 20, 2017

August 2018

October 2018

February 2019

August 2017

February 2018

September 26, 2018

January 2019

May 2019

Second Visit to Puerto Rico

Additional research and exploring potential buildings in cities across Puerto Rico.

Post-Hurricane Maria Site Visit

Tour of the island after Hurricane Maria confirming the physical PRIDCO buildings are hurricane-proof.

PRIDCO Application Approved!

We got the call to let us know our application had been approved

Scheduled Date for Building Possession

PRIDCO has indicated we may be given possession during the month of January 2018.

First Harvest

Based on our preliminary construction schedule and project plan, we are estimating construction completion and first harvest in the May timeframe.

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Meet Our Team



Kendell Lang
Co-Founder

Kendell Lang is the Chief Executive Officer of Fusion Farms, an innovative hurricane-protected indoor vertical farm solution for the re-utilization of vacant PRIDCO buildings in Puerto Rico. Fusion Farms has been in the formulation stages for decades, starting from Mr. Lang's Bachelor of Science degree in biology from college where he completed his senior thesis on aquaculture. That early exposure to technology innovation applied to nature has kept alive the vision and passion which today has culminated in Fusion Farms. As a seasoned leader, Mr. Lang brings a unique approach to building teams. He is a life coach with a focus on people, process and tools. He has broad industry success in accounting, finance, real estate, construction, brokerage, professional services, product design, high-tech manufacturing, e-commerce and information technology.





Lisa Jander
Co-Founder

Lisa Jander is a Certified Life and Relationship Coach, Public Speaker and Author of a book titled, "Dater's Ed," for parents. Becoming an author was a by-product of the passion she has for mentoring teens and young adults and has parlayed into her responsibility for the educational foundation and Community outreach opportunities for Fusion Farms. Lisa is a self-confessed "handyman" and loves every kind of power tool. As a former kitchen designer for Home Depot, Lisa has extensive design, project management and construction experience which lends to her many contributions to not only the startup of Fusion Farms but the efficient and effective ongoing operations. As a Co-Founder, Lisa provides overall project management and task tracking to organize all the myriad parts of this amazing puzzle.





Dr. Rene Esteves
Aquaculture Specialist
Rene Esteves, PhD is currently serving a dual role as the Extension Leader for the University of Puerto Rico (UPR) Sea Grant College Program which is headed by Dr. Ruperto



Prof. Luis R. Mejía Maymí
Auxiliary Dean for New Center for Agribusiness Development (NuCeDA) Department of Agricultural
Prof. Luis R. Mejía Maymí is the Auxiliary Dean for New Center



Dr. Ruperto Chaparro
Director, University of Puerto Rico (UPR) Sea Grant College Program
Agriculture is a business that develops in a competitive market system, in which success is measured to a large extent,



Dr. Shane Burgess
Vice President for Agriculture, Life and Veterinary Sciences, and Cooperative Extension, Charles-Sander Dean of the College of Agriculture and Life Sciences, and Director of the Arizona Experiment Station at the

Chaparro. Dr. Esteves is also the Aquaculture Specialist for the UPR Agricultural Extension Service. Previously he's served as Puerto Rico's Fisheries Liaison for the National Marine Fisheries Service of the National Oceanic and Atmospheric Administration. Dr. Esteves is a coral reef fish ecologist whose research interests have focused on larval connectivity of commercially important fish species, changes to coral reef fish community structure due to disturbances and fisheries independent assessments. His double role in the UPR is in part meant to strengthen informal education in small sustainable recirculating aquaculture projects that would both increase food security and offer alternative income for low-income rural coastal communities.

for Agribusiness Development (NuCeDA) Department of Agricultural Economics and Rural Sociology. In August 2009, the Board of the College of Agricultural Sciences (Dean-Director, Associate Deans, Director of International Programs and Director of the Office of Planning and Budget); approved the creation of the New Center for Agribusiness Development (NuCeDA). This was officially inaugurated on Thursday, November 12, 2009, in the Office # 306, of Building C, of the old dormitories of the Campus. NuCeDA is a work space assigned to the Department of Agricultural Economics and Rural Sociology of the College of Agricultural Sciences; that making use of teaching and research, will make more effective the management of preparing agribusinesses and agribusinesses, in skills that contribute to the development of a sustainable agriculture. Among other matters, the Center facilitates the allocation of human and physical resources, in an integrated department, with teaching and non-teaching staff, working in the three units of the CCA - Faculty, Agricultural Experimental Station and Agricultural Extension Service. The interaction between the three units mentioned, includes the participation of graduate students, who learn by doing, while working in the SEA.

based on the maximization of profit. To achieve this goal we must recognize that knowledge about technical aspects of crop or animal production is not a sufficient condition for the farm to make a profit. Education in managerial aspects of agriculture or agricultural business is essential to promote the development of competitive agricultural and agroindustrial enterprises. The management that is being done, through NuCeDA, sharing information and knowledge with farmers and potential farmers, is of greater importance, when we recognize that the operation of an agricultural business is somewhat different from that of other types of companies. Puerto Rico Sea Grant achieved college status in 1989 and is based at the University of Puerto Rico. Their mission is to fund scientific research to address the priorities of Puerto Rican communities. During September 2017, Puerto Rico was devastated by back-to-back major hurricanes that resulted in the worst natural catastrophe affecting the region in a century. Fishing facilities or "villas pesqueras" including boat ramps and piers were in many cases completely destroyed, boats were lost, gasoline and diesel fuel were nowhere to be found, and there was no electric power. In addition, many fishers' houses and communities were flooded and/or destroyed by the storm. Puerto Rico Sea Grant actively assisted fishers by providing guidance about available post-hurricane assistance and benefits from federal, state and private entities.

Experiment Station at the University of Arizona

Dr. Shane C. Burgess, MRCVS, FLS has worked around the world as a practicing veterinarian and scientist. His areas of research expertise include cancer biology, virology, proteomics, immunology, bioinformatics and computational biology. He has 188 refereed publications, trained 38 graduate students and has received nearly $55M in competitive funding since 1997. Dr. Burgess is currently Vice President for Agriculture, Life and Veterinary Sciences, and Cooperative Extension, Charles-Sander Dean of the College of Agriculture and Life Sciences, and Director of the Arizona Experiment Station at the University of Arizona. The division has a total budget of $135M with over 3,900 students and more than 1,700 employees. He currently serves on the Agri-Business and Water Council of Arizona Executive Committee, the Board of Directors for Arizona Farm Bureau, the Governor's Agricultural Best Management Practices Committee for the Arizona Department of Environmental Quality, the BIOS Institute Deans' Advisory Board, Tech Launch Arizona's Internal Advisory Board, Arizona STEM Diploma Project Advisory, Flinn Foundation's Arizona Bioscience Roadmap Steering Committee, Reid Park Zoological Society Board of Directors, Arizona-Sonora Desert Museum Board of Trustees, Pima County Agricultural Science Advisory Commission, Farm Foundation Round Table Steering Committee, and is a member of the National Academies of Sciences, Engineering, and Medicine Board on Agriculture and Natural Resources. Dr. Burgess also serves on a number of university-level planning and strategy committees.

   

Charlie Shultz
Lead Faculty in the Controlled Environment Agriculture Program

Charlie Shultz is a faculty member in the School of Trades, Technology, Sustainability and Professional Studies. He is Lead Faculty in the Controlled Environment Agriculture Program, including hydroponics and aquaponics. Charlie began working with fish and plants as an undergraduate at Virginia Tech while earning two B.S. degrees, in Biology and Fishery Science. After a short stint at the University of Georgia working with transgenic fish for toxicology purposes, he found his calling at the University of the Virgin Islands in St. Croix, U.S. Virgin Islands. There he specialized in developing aquaponics using tilapia and a variety of plant crops, as well as other fish production systems. After 14 years, Charlie returned to the mainland U.S. for graduate school at Kentucky State University where he researched indoor aquaponics production including an energy analysis and production potential using various lighting technologies. Charlie spent the following two years working at Lethbridge College in Alberta, Canada, addressing bottlenecks in the upcoming commercial aquaponics sector. Following that grant-funded position, Charlie ran a commercial aquaponics facility in San Marcos, Texas. The drive to continue research, teaching and extension brought Charlie to SFCC.

Jorge and Pedro Casas
Founders, Agroponicos Cosecha de PR

Fusion Farms has been working with Jorge Casas to focus on the day-to-day operations of the CEA Farm. On a hillside near Caguas, about 20 miles south of San Juan's old town, brothers Pedro and Jorge Casas worked in two giant greenhouses, tending crops of organic mint, chives, rosemary and basil. The farm, Agroponicos Cosecha de PR, was remodeled in 2016, in part through a $280,000 loan from the Farm Service Agency of USDA. Jorge and Pedro were successfully operating one of the largest CEA Greenhouse facilities in PR until it was destroyed by Hurricane Maria. Jorge understands what it takes to operate an aquaponics farm and will be helping us recruit interns and new hires and make sure they are trained. The entrepreneur brothers set up an expanding distribution network, to serve themselves and dozens of other farmers around the island and to help drive the food revolution. With the farming boom come more farm laborer's, drivers and retail workers, and urban produce markets are opening up across Puerto Rico. One such, O-Mrkt in the San Juan suburbs, opened in April 2016 with the Casas brothers as partners.

Dr. Michael McGee
Founder, Caribe Fisheries

Dr. McGee owns and operates Caribe Fisheries Inc. a tropical aquaculture farm in Lajas, PR. He is involved in all phases of aquaculture and particularly those which may be important to improving productivity and quality of life in PR. Most recently he introduced a new aquaculture species to this hemisphere, the Basa catfish. Puerto Rico is currently the only nation in the western hemisphere to culture this food fish. Exports from Vietnam to other countries of the world are over $1,000,000,000 a year and there is good potential in all tropical regions of the western hemisphere to culture this valuable species. He also offers training and workshops related to aquaculture. He is working with Fusion Farms and other institutions to increase awareness of aquaculture in PR. Caribe Fisheries was established in 1989 by Dr. Michael McGee. The main business is ornamental fish for wholesale distribution in Puerto Rico and for export. In addition, Caribe Fisheries produces fish and shrimp seeds for sale to other aquatic farms. Caribe Fisheries continues to work with governments, universities and individuals as consultants to help develop aquaculture in Puerto Rico, Central and South America. Dr. Michael V. McGee has extensive experience and training in the areas of aquaculture, aquatic ecology, water chemistry and fisheries science. For the past 18 years he has successfully developed and operated his own aquaculture-agriculture business Caribe Fisheries Inc. located in the Lajas Valley. Caribe Fisheries produces ornamental and food fish species, freshwater shrimp, aquatic plants, vegetables and herbs for sale in Puerto Rico.

Sadhu Govardhan
Founder, Govardhan Gardens

Fusion Farms has been working with Sadhu Govardhan, founder of Govardhan Gardens to focus on the unique challenges of growing tropical fruits native to tropical ecosystems in and around a CEA facility. Sadhu Govardhan is an independent thinker, eco-organic farmer, tropical rare fruit connoisseur and researcher. Sadhu will provide inputs into crop selection for maximum diversification, as well as recommendations for the outdoor living canopy on the property around the building.






Fusion Farms Puerto Rico Team

Garden Pools Design Team

Garden Pool is a federally recognized 501(c)3 international public charity dedicated to research and education of sustainable ways to grow food. Our mission is to develop better ways to grow food and help others do the same. Our operations are based in downtown Mesa, Arizona. We're working on bringing the GP system to the rest of the world!

Dennis
Founder

Dennis is the founder, a designer, and a teacher at Garden Pool. Dennis invented the Garden Pool, wrote the book, developed and manages our web presence. Dennis has also designed several other Garden Pool systems, including the Fantasy Farm, and created many unique GP innovations, such as the 5 Gallon UV Sterilization Bucket. Dennis is the project manager of volunteer builds and is the course instructor for the GP Certified Designers. Dennis believes that sustainable food production helps improve entire communities. Dennis, a full-time volunteer, is the primary researcher and serves as the President and CEO of Garden Pool.

Danielle
Co-founder

Danielle is the Co-Founder of Garden Pool and Operations Director. She overseas the day to day operations of the Garden Pool Store and our Local Programs. She is our resident animal expert. She grew up on a farm in the mid-west and loves growing veggies, herbs and fruit trees in the desert!

Heather
Smart Farm Game Designer

My name is Heather, and I'm in my senior year at ASU. I'm majoring in Sustainability, as well as working towards being an ASU-certified game designer. I thoroughly enjoy the design challenges presented by integrating the real and digital world, and as the team lead on the Garden Pool Game, my main responsibilities will be creating and integrating the Puerto Rico Climate Smart farm as a playable level in the video game.



Minghan
Economic Analyst

My name is Minghan Li, and I am a graduated student from ASU with a economics degree. Sustainability is one of the main concerns of economy development. Out current project is a good example of how we can reach certain production output with a sustainable focus. For this project, I am helping with data calculation and business statistics.



Trevor
Designer, Estimator

I am Trevor Pittman and am currently a senior student at ASU majoring in Sustainability with a minor in construction management. My focus and passion lies within design, as I enjoy the creative aspects of the projects that I collaborate on. Specifically to this project, I will be taking large part in all design and estimation aspects. This will be done largely through my expertise in 3D modeling.



Tyler
3D Model Designer

My name is Tyler Clark, and I'm an interdisciplinary student at ASU with concentrations in sustainability and design studies, with a minor in urban planning. I'm passionate about architecture and landscape architecture, and my dream is to design parks and help integrate parks into cities. For this project I'll be helping with 3D modeling and rendering. Some of my professional work can be found at Dktadesign.com



Offering Summary

Company :	Fusion Properties Management Group, Inc. d/b/a Fusion Farms
Corporate Address :	267 San Francisco Street, Old San Juan, Puerto Rico 00901

RICO 00901

Offering Minimum : $9,890.00

Offering Maximum : $106,640.00

Minimum Investment Amount (per investor) : $430.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 23

Maximum Number of Shares Offered : 248

Price per Share : $430.00

Pre-Money Valuation : $4,300,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Fusion Properties Management Group, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $430 / share, you will receive 11 Common Stock, meaning you'll own 11 shares for $4,300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are

exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video 1:</u> Fusion Farms: The Vision

The basic purpose of the video is to introduce prospective investors to what happened to Puerto Rico after Hurrican Maria devastated the Island on September 19, 2017. All the statistics and facts in the video are documented in the resource section of the narrative, so all the information in the video is sourced to the originating facts.

September 19, 2017

Hurricane Maria – Category 5

Wind speed up to 175 mph

Total Island Devastation

Power Grid and Water Supply wiped out

80% of farms destroyed

Now, over 90% of food is imported

Farmers have left the island looking for work

Something needs to change

We believe Puerto Rico can Thrive!

Introducing Fusion Farms: Mayaguëz, Puerto Rico

Indoor Vertical Aquaponics Farms: 11,500 sq ft vacant concrete building

Hurricane Protected: Sustainable, Closed-Environment, Renewable Energy

Food Sovereignty/Urban Farming in Puerto Rico

Fusion Farms Vision: Hurricane-protected, closed loop, indoor farming

Renewable Energy: Off-grid – solar-geothermal- rainwater harvesting

Bio-secure Viewing Room: global research – education- schools-community

Office: Business Administration

Control Room: Lab – Data Collection – Systems Control

Kitchen: Cooking and Nutrition Classes

Bio-secure Staff Lounge: Creating Jobs for Puerto Rico

143 Vertical Racks: Non-GMO, All Natural Healthy Produce Grown Locally

Outdoor Aquaponics: Fish provide nutrient-rich water to feed the plants

A healthy future for Puerto Rico: Thank you for your support

WE DON'T MEASURE OUR DAY BY THE HARVEST WE REAP BUT BY THE SEEDS OF HOPE THAT WE PLANT.

Fusion Farms "Growing Puerto Rico": www.FusionFarmsPR.com Invest in the future Puerto Rico

Video 2: Fusion Farms DRONE Approach

This is the approach to our building via DRONE

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT **F** TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS

PROSPECTIVE FINANCIAL STATEMENTS
&
INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

FOR THE YEARS ENDING ON
DECEMBER 31, 2019, 2020 AND 2021

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
PROSPECTIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING ON
DECEMBER 31, 2019, 2020 AND 2021

_____

Table of Content



600 Calle Ramón E. Betances Sur
Mayagüez, P.R. 00680
Tel. / Fax (787) 652-3300
E-mail: crlas.pr@gmail.com

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

Board of Directors of
FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
PO Box 103
Rincon, PR 00677

We have compiled the accompanying projected balance sheet, statements of income, retained earnings, and cash flows of FUSION PROPERTIES MANAGEMENT GROUP, INC. DBA FUSION FARMS as of December 31, 2019, 2020 and 2021, and for the year then ending, in accordance with attestation standards established by the American Institute of Certified Public Accountants. The accompanying projection, and this report, were prepared for the purpose of obtaining capital financing to start a new business.

A compilation is limited to presenting in the form of a projection information that is the representation of management and does not include evaluation of the support for the assumptions underlying the projection. We have not examined the projection and, accordingly, do not express an opinion or any other form of assurance on the accompanying statements or assumptions. Furthermore, even if the company obtains the capital financing to start the project, there will usually be differences between the projected and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

The accompanying projection and this report are intended solely for the information and use of investors and financial institution to obtain capital financing to start a new business and is not intended to be and should not be used by anyone other than these specified parties.

_____

MAYAGÜEZ, PUERTO RICO
NOVEMBER 10, 2018

CYNTHIA J RIJO, C.P.A.
LICENSE NUMBER 6,497
EXPIRES ON DECEMBER 1, 2020

Stamp number E341283 of the
Certified Public Accountants
Association of Puerto Rico is
attached to the original.



FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Projected Balance Sheet
December 31, 2019, 2020 and 2021

	2019	2020	2021
Assets			
Current Assets:			
Cash and equivalents	$ 1,362,117	$ 2,635,352	$ 3,028,862
Inventory	501,900	552,090	607,299
Total current assets	1,864,017	3,187,442	3,636,161
Others Assets:			
Machinery and equipment	1,364,600	1,585,700	1,828,910
Vehicle	139,400	386,900	544,200
Property improvements & betterments	788,000	1,200,500	1,769,200
Invesments	2,000,000	4,250,000	7,000,000
Accumulated depreciation	(146,278)	(382,298)	(717,034)
Deposits	4,000	4,000	4,000
Total others assets	4,149,722	7,044,802	10,429,276
Total Assets	$ 6,013,739	$ 10,232,244	$ 14,065,437
Liabilities and Capital			
Current Liabilities			
Accounts payable	$ 10,017	$ 15,019	$ 19,994
Payroll and sales taxes payable	32,375	35,613	39,174
Provision for income tax	246,313	267,671	291,176
Loan payable - current portion	4,523	4,899	5,306
Total current liabilities	293,228	323,201	355,649
Non Current Liabilities			
Loan payable - non current portion	491,300	486,401	481,095
Total Liabilities	784,528	809,602	836,745
Capital			
Common stocks	500,000	500,000	500,000
Retained Earnings	4,729,210	8,922,642	12,728,692
Total Capital	5,229,210	9,422,642	13,228,692
Total Liabilities and Capital	$ 6,013,739	$ 10,232,244	$ 14,065,437

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Projected Statement of Income and Retained Earnings
For the years ending on December 31, 2019, 2020 and 2021

	2019	2020	2021
Revenues			
Sales	$ 10,199,955	$ 11,219,950	$ 12,341,945
Cost of goods sold	2,007,600	2,208,360	2,429,196
Gross profit	8,192,355	9,011,590	9,912,749
Operating Expenses			
Salaries and fringe benefits	$ 565,500	$ 622,050	$ 684,255
Professional services	181,000	199,100	219,010
Rent	36,000	39,600	43,560
Leases and rentals	175,000	192,500	211,750
Repair and maintenance	250,000	275,000	302,500
Electric expenses	12,000	13,200	14,520
Gas expenses	6,000	6,600	7,260
Water expenses	12,000	13,200	14,520
Phone and communications expenses	6,000	6,600	7,260
Advertising	263,000	289,300	318,230
Supplies and materials	45,000	49,500	54,450
Meals and entertainment	5,000	7,500	10,000
Vehicles expenses	80,000	88,000	96,800
Bank charges	600	660	726
Suscriptions and memberships	1,000	1,500	2,000
Insurance	50,000	55,000	60,500
Sales and distribution	186,000	204,600	225,060
Other tax and licenses	15,800	17,380	19,118
Property tax	12,000	13,200	14,520
Office expenses	1,200	1,320	1,452
Depreciation	146,278	236,020	334,736
Miscellaneous expenses	25,000	27,500	30,250
Total operating expenses	2,074,378	2,359,330	2,672,477
Net income from operations	6,117,976	6,652,260	7,240,272
Others Income and (Expenses)			
Interest expenses	39,849	39,502	39,127
Net income before taxes	6,157,826	6,691,763	7,279,399
Income tax	(246,313)	(267,671)	(291,176)
Net income	5,911,513	6,424,092	6,988,223
Retained earnings, Beginning of the period	0	4,729,210	8,922,642
Dividends or distributions	(1,182,303)	(2,230,660)	(3,182,173)
Retained earnings, Ending of the period	$ 4,729,210	$ 8,922,642	$ 12,728,692

FUSION PROPERTIES MANAGEMENT GROUP, INC.
Projected Cash Flows
For the years ending on
December 31, 2019, 2020 and 2021

	2019	2020	2021
Cash Flow of Operating Activities			
Net income	$ 5,911,513	$ 6,424,092	$ 6,988,223
Depreciation	146,278	236,020	334,736
Adjustment to reconcile net income with cash obtained from operating activities			
Changes in operating assets and liabilities			
(Increase) decrease in:			
Inventory	(501,900)	(50,190)	(55,209)
Decrease (Increase) in:			
Accounts payable and accumulated expenses	288,705	29,597	32,042
Net cash used from operational activities	5,844,596	6,639,519	7,299,792
Cash Flow from Investment Activities			
Disbursements purchase of equipment, furniture and improvements	(2,292,000)	(881,100)	(969,210)
Investments	(2,000,000)	(2,250,000)	(2,750,000)
Deposits	(4,000)	0	0
Net cash used in investment activities	(4,296,000)	(3,131,100)	(3,719,210)
Cash Flow of Financial Activities			
Proceeds from common stock	500,000	0	0
Proceeds from loan	500,000	0	0
Funds used in note payable	(4,177)	(4,523)	(4,899)
Distributions or dividends paid	(1,182,303)	(2,230,660)	(3,182,173)
Net cash obtained in financial activities	(186,479)	(2,235,184)	(3,187,072)
Net Increase in Cash	1,362,117	1,273,235	393,510
Cash:			
At the beginning of the period	0	1,362,117	2,635,352
At the end of the period	$ 1,362,117	$ 2,635,352	$ 3,028,862
Supplementary disclosure of cash flow information:			
Interest paid	$ 39,849	$ 39,502	$ 39,127

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS

NOTES TO THE PROSPECTIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING ON
DECEMBER 31, 2019, 2020 AND 2021
_____

Note 1 – Summary of Significant Accounting Practices

The summary of significant accounting practices of FUSION PROPERTIES MANAGEMENT GROUP, INC. is presented to help users in understanding prospective financial statements. The prospective financial statements and notes are a representation of the management of the for-profit corporation, who are responsible for the integrity and objectivity of the same.

Nature of the Business

FUSION PROPERTIES MANAGEMENT GROUP, INC. is a for-profit corporation organized under the laws of the Commonwealth of Puerto Rico.

The corporation is established for the administration and operation of comprehensive farming ecosystem using both indoor and outdoor resources, as well as a variety of synergistic fish and plant components.

Basis of the presentation of the financial statements

FUSION PROPERTIES MANAGEMENT GROUP, INC. prepared the prospective financial statements according to generally accepted accounting principles. These principles require that business accounting be recorded under the accumulation method. Under this method, income and profits are recognized when they accrued and expenses and losses when they are incurred.

Use of Estimates

The preparation of the prospective financial statements in accordance with generally accepted accounting principles includes the use of estimates that affect the financial statements. Therefore, the current results may vary from the estimates.

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS

NOTES TO THE PROSPECTIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING ON
DECEMBER 31, 2019, 2020 AND 2021
_____

Inventory

The inventory is valued at the lowest cost or market. The cost was determined using the "first-in first-out" method. The inventory turn-over fluctuates between 21 and 75 days.

Fixed Assets

The acquisition of equipment and machinery and repairs, maintenance and improvements that substantially increase the useful life of the assets are capitalized. FUSION PROPERTIES MANAGEMENT GROUP, INC. uses the straight-line method over an estimated useful life of assets to compute depreciation.

Note 2 – Account Payables

Accounts payable represent amounts payable to suppliers in the ordinary course of business. The amounts are expected to be paid during the subsequent year.

Note 3 – Income Tax

The corporation uses a tax rate corresponding to for-profit corporations under the Internal Revenue Code of Puerto Rico. Specifically, the corporation used an assumption of a 4% tax rate assuming the obtention of an Act 20 and Act 22 decree.

Note 4 – Significant Assumptions

The preparation of the Prospective Financial Statements (EFP) includes a summary of significant assumptions reflecting conditions that directors and management expect to exist. The assumptions are based on information about circumstances and conditions existing at the time of preparation and were used to project the income and expenses of the corporation for profit.

SUMMARY OF SIGNIFICANT ASSUMPTIONS

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Summary of Significant Assumptions
For the years ending on
December 31, 2019, 2020 and 2021

Number 1: Income and Cost of Sales		Year	Year	Year
From January 1, 2019 @ December 31, 2021		2019	2020	2021
Revenues	Sales of:			
Item 1	Tomatos	$ 36,690.60 $	40,359.66 $	44,395.63
Item 2	Bell Peppers	8,890.67	9,779.74	10,757.71
Item 3	Cucumbers	11,919.79	13,111.77	14,422.95
Item 4	Cilantro	27,892.31	30,681.54	33,749.69
Item 5	Basil	91,521.64	100,673.80	110,741.18
Item 6	Mint	7,437,949.01	8,181,743.91	8,999,918.30
Item 7	Microgreens	2,585,090.79	2,843,599.87	3,127,959.85
Item 8	Tilapia	0.00	0.00	0.00
Total Revenues		$ 10,199,954.81 $	11,219,950.29 $	12,341,945.31
Supplementary data:				
a. See assumption # 10 (Production and Sales Projection)				

Cost of Goods Sold				
Item 1	Seed & Soil Materials	$ 740,000.00 $	814,000.00 $	895,400.00
Item 2	Direct Labor - Farm Employees	1,267,600.00	1,394,360.00	1,533,796.00
Total Cost of Goods Sold		$ 2,007,600.00 $	2,208,360.00 $	2,429,196.00
Supplementary data:				
a. See assumption # 11 (Detailed Materials for CGS)				

Number 2: Employees	Year	Year	Year
From January 1, 2019 @ December 31, 2021	2019	2020	2021

	2019	2020	2021
1. Direct Farm Payroll			
a. Manager salaries	$ 360,000.00 $	396,000.00 $	435,600.00
b. Hourly payroll	320,000.00	352,000.00	387,200.00
c. Temporary workers	180,000.00	198,000.00	217,800.00
d. Fringe benefits	258,000.00	283,800.00	312,180.00
e. Workers compensation insurance	103,200.00	113,520.00	124,872.00
f. Payroll taxes	34,400.00	37,840.00	41,624.00
g. Payroll service fees	12,000.00	13,200.00	14,520.00
Sub-total Direct Labor Cost (Transfer to Cost of Goods Sold)	1,267,600.00	1,394,360.00	1,533,796.00
	-		
2. Volunteer Expenses	75,000.00	82,500.00	90,750.00
3. Administrative Payroll	120,000.00	132,000.00	145,200.00
4. Training and Professional Development	240,000.00	264,000.00	290,400.00
5. Fringe Benefits (Item 2, 3 & 4)	130,500.00	143,550.00	157,905.00
Sub-total Administrative Salaries (Transfer to Operating Expenses)	565,500.00	622,050.00	684,255.00
Total Employees Salaries and Benefits	$ 3,666,200.00 $	4,032,820.00 $	4,436,102.00

Number 3: Professional Services From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
Item 1	Accounting	$ 36,000.00	$ 39,600.00	$ 43,560.00
	Consulting	24,000.00	26,400.00	29,040.00
	Contractors	60,000.00	66,000.00	72,600.00
	Legal	36,000.00	39,600.00	43,560.00
	Others	25,000.00	27,500.00	30,250.00
	Total Servicios Profesionales	$ 181,000.00	$ 199,100.00	$ 219,010.00

Número 4: Other Operating Expenses From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
Item 1	Rent (Facilities)	$ 36,000.00	$ 39,600.00	$ 43,560.00
Item 2	Equipment leases (Long-term)	125,000.00	137,500.00	151,250.00
Item 3	Rentals (Short-term or daily)	50,000.00	55,000.00	60,500.00
Item 4	Repair and maintenance	250,000.00	275,000.00	302,500.00
Item 5	Electric	12,000.00	13,200.00	14,520.00
Item 6	Gas expenses	6,000.00	6,600.00	7,260.00
Item 7	Water expenses	12,000.00	13,200.00	14,520.00
Item 8	Communication (Telephone, internet, etc.)	6,000.00	6,600.00	7,260.00
Item 9	Advertising and marketing	263,000.00	289,300.00	318,230.00
Item 10	Supplies and materials	45,000.00	49,500.00	54,450.00
Item 11	Meals and entertainment	5,000.00	7,500.00	10,000.00
Item 12	Vehicle expenses	80,000.00	88,000.00	96,800.00
Item 13	Bank charge	600.00	660.00	726.00
Item 14	Suscriptions and membership	1,000.00	1,500.00	2,000.00
Item 15	Insurance	50,000.00	55,000.00	60,500.00
Item 16	Sales and distribution	186,000.00	204,600.00	225,060.00
Item 17	Other tax and licenses	15,800.00	17,380.00	19,118.00
Item 18	Property tax	12,000.00	13,200.00	14,520.00
Item 19	Office expenses	1,200.00	1,320.00	1,452.00
Item 20	Miscellaneous expenses	25,000.00	27,500.00	30,250.00
Total Other Operating Expenses		$ 1,181,600.00	$ 1,302,160.00	$ 1,434,476.00

Supplementary data:

Estimated amounts based on estimates and business experience.

Number 5: Fixed Assets From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
Line: Acquisition of Fixed Assets				
Item 1	Machinery and equipment	$ 659,300.00	$ 137,500.00	$ 151,250.00
	Computer and office equipment	31,000.00	34,100.00	37,510.00
	Tools	95,000.00	104,500.00	114,950.00
	Tractor	75,000.00	82,500.00	90,750.00
	Truck	59,700.00	60,500.00	66,550.00
	Other	45,000.00	49,500.00	54,450.00
	Property improvements & betterments	581,500.00	412,500.00	453,750.00
		$ 1,546,500.00	$ 881,100.00	$ 969,210.00

    a. See project cost distribution

Number 6: Depreciation From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
	Current Depreciation			
Item 1	Computer and electronic equipment (3 yrs)	$ 10,333.33	$ 21,700.00	$ 34,203.33
	Machinery and equipment (10 yrs)	65,930.00	79,680.00	94,805.00
	Vehicles (5 yrs)	26,940.00	55,540.00	87,000.00
	Other (10 yrs)	14,000.00	29,400.00	46,340.00
	Property Betterments (20 yrs)	29,075.00	49,700.00	72,387.50
	Total Depreciation	$ 146,278.33	$ 236,020.00	$ 334,735.83
	Accumuated Depreciation			
	Equipment purchased in previous years	$ 0.00	$ 146,278.33	$ 382,298.33
	Equipment purchased in current year	146,278.33	236,020.00	334,735.83
	Total Accumulated Depreciation	$ 146,278.33	$ 382,298.33	$ 717,034.17

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Summary of Significant Assumptions
For the years ending on
December 31, 2019, 2020 and 2021

Number 7: Project Cost	Quantity
Item:	
1. Machinery and Equipment	$ 534,300.00
2. Building Design and Construction	206,500.00
3. Vehicles (SUV)	4,700.00
4. Building lease and utilities deposit	4,000.00
5. Working Capital	250,500.00
Total	$ 1,000,000.00
Supplementary Data	

Number 8: Source of Funding	Quantity
Item:	
1. Stockholder's initial investment	$ 500,000.00
2. Loan Payable to Financial Institution	500,000.00
Total	$ 1,000,000.00
Supplementary Data	

Number 9: Loan Payable ($ 500,000 loan at 8 % interest rate for 30 years)	Year 2019	Year 2020	Year 2021
Item:			
1. Interest payment	$ 39,849.06	$ 39,502.39	$ 39,126.94
2. Principal payment	4,176.78	4,523.45	4,898.90
Total de disbursements	$ 44,025.84	$ 44,025.84	$ 44,025.84
3. Balance at December 31, 2019, 2020 and 2021	$ 495,823.22	$ 491,299.77	$ 486,400.87

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Summary of Significant Assumptions
For the years ending on
December 31, 2019, 2020 and 2021

Number 10: Production and Sales Projection Detail	%	Tomatoes	Bell Peppers	Cucumbers	Cilantro	Basil	Mint	Microgreens	Tilapia
Number of Racks Allocated (as % of Total Racks)	100%	1.00%	1.00%	1.00%	2.00%	5.00%	80.00%	10.00%	
Number of Racks Allocated	880	8.8	8.8	8.8	17.6	44	704	88	
Production per Month KG									
Production per Month Ounces		12,230	8,232	12,416	2,324	10,169	619,829	143,616	
Price per KG									
Price per Ounce		$0.25	$0.09	$0.08	$1.00	$0.75	$1.00	$1.50	
Revenue per Month		$3,058	$741	$993	$2,324	$7,627	$619,829	$215,424	
Annual Increase	10%								
Total									
Projected Sales Year 2019	$10,199,954.81	$36,690.60	$8,890.67	$11,919.79	$27,892.31	$91,521.64	$7,437,949.01	$2,585,090.79	
Projected Sales Year 2020	$11,219,950.29	$40,359.66	$9,779.74	$13,111.77	$30,681.54	$100,673.80	$8,181,743.91	$2,843,599.87	
Projected Sales Year 2021	$12,341,945.32	$44,395.63	$10,757.71	$14,422.95	$33,749.69	$110,741.18	$8,999,918.30	$3,127,959.85	

Number 11: Detailed Materials for Cost of Goods Sold		Year 2019	Year 2020	Year 2021
Seed & Soil Materials				
	Organic fertilizers and natural pesticides	$ 115,000	$ 126,500	$ 139,150
	Seed/seedlings	125,000	137,500	151,250
	Water preparation	125,000	137,500	151,250
	Supplies	175,000	192,500	211,750
	Other	200,000	220,000	242,000
Total Materials for Cost of Goods Sold (COGS)		$ 740,000	$ 814,000	$ 895,400

Number 12: Loan Amortization Table

Loan Amount	$	500,000
Annual Interest		8.00%
Term		30
First Payment Date		1/1/2019
Frecuency		Monthly

Summary

Rate (per period)	0.667%
Payment (per period)	$3,668.82

No.	Date	Monthly Payment	Additional Payment	Interest	Principal	Balance
						$500,000.00
1	1/1/2019	3,668.82	0.00	3,333.33	335.49	499,664.51
2	2/1/2019	3,668.82	0.00	3,331.10	337.72	499,326.79
3	3/1/2019	3,668.82	0.00	3,328.85	339.97	498,986.82
4	4/1/2019	3,668.82	0.00	3,326.58	342.24	498,644.58
5	5/1/2019	3,668.82	0.00	3,324.30	344.52	498,300.06
6	6/1/2019	3,668.82	0.00	3,322.00	346.82	497,953.24
7	7/1/2019	3,668.82	0.00	3,319.69	349.13	497,604.11
8	8/1/2019	3,668.82	0.00	3,317.36	351.46	497,252.65
9	9/1/2019	3,668.82	0.00	3,315.02	353.80	496,898.85
10	10/1/2019	3,668.82	0.00	3,312.66	356.16	496,542.69
11	11/1/2019	3,668.82	0.00	3,310.28	358.54	496,184.15
12	12/1/2019	3,668.82	0.00	3,307.89	360.93	495,823.22
13	1/1/2020	3,668.82	0.00	3,305.49	363.33	495,459.89
14	2/1/2020	3,668.82	0.00	3,303.07	365.75	495,094.14
15	3/1/2020	3,668.82	0.00	3,300.63	368.19	494,725.95
16	4/1/2020	3,668.82	0.00	3,298.17	370.65	494,355.30
17	5/1/2020	3,668.82	0.00	3,295.70	373.12	493,982.18
18	6/1/2020	3,668.82	0.00	3,293.21	375.61	493,606.57
19	7/1/2020	3,668.82	0.00	3,290.71	378.11	493,228.46
20	8/1/2020	3,668.82	0.00	3,288.19	380.63	492,847.83
21	9/1/2020	3,668.82	0.00	3,285.65	383.17	492,464.66
22	10/1/2020	3,668.82	0.00	3,283.10	385.72	492,078.94
23	11/1/2020	3,668.82	0.00	3,280.53	388.29	491,690.65
24	12/1/2020	3,668.82	0.00	3,277.94	390.88	491,299.77
25	1/1/2021	3,668.82	0.00	3,275.33	393.49	490,906.28
26	2/1/2021	3,668.82	0.00	3,272.71	396.11	490,510.17
27	3/1/2021	3,668.82	0.00	3,270.07	398.75	490,111.42
28	4/1/2021	3,668.82	0.00	3,267.41	401.41	489,710.01
29	5/1/2021	3,668.82	0.00	3,264.73	404.09	489,305.92
30	6/1/2021	3,668.82	0.00	3,262.04	406.78	488,899.14
31	7/1/2021	3,668.82	0.00	3,259.33	409.49	488,489.65
32	8/1/2021	3,668.82	0.00	3,256.60	412.22	488,077.43
33	9/1/2021	3,668.82	0.00	3,253.85	414.97	487,662.46
34	10/1/2021	3,668.82	0.00	3,251.08	417.74	487,244.72
35	11/1/2021	3,668.82	0.00	3,248.30	420.52	486,824.20
36	12/1/2021	3,668.82	0.00	3,245.49	423.33	486,400.87